UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of February 2026

Commission File Number 001-39354

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Quhuo Limited

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3F, Building A, Xin’anmen, No. 1 South Bank
Huihe South Street, Chaoyang District Beijing,
People’s Republic of China
+86 (10) 5923-6208
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Extraordinary General Meeting of Shareholders

In connection with the extraordinary general meeting of shareholders of Quhuo Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), to be held on March 11, 2026, at 10:00 p.m., Eastern Time (March 12, 2026, at 10:00 a.m., Beijing Time), at 3F, Building A, Xin’anmen, No. 1 South Bank Huihe South Street, Chaoyang District, Beijing, People’s Republic of China (the “Meeting”), the Company hereby furnishes the following documents:

Exhibits

Exhibit No.	Description
99.1	Form of Proxy Card for Extraordinary General Meeting of Shareholders
99.2	Form of Voting Card for ADS Holders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Quhuo Limited
By:	/s/ Leslie Yu
Name:	Leslie Yu
Title:	Chairman and Chief Executive Officer

Date: February 19, 2026

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